News Release
For Immediate Release	Suite 1000, 205 Ninth Ave. S.E. Calgary, Alberta T2G 0R3 Website: www.fording.ca

FORDING REPORTS TAX INFORMATION

FOR 2007 DISTRIBUTIONS TO UNITHOLDERS

CALGARY, February 27, 2008 – Fording Canadian Coal Trust (the “Trust”) (TSX: FDG.UN, NYSE: FDG) today reports the following income tax information for cash distributions declared in 2007 for unitholders resident in Canada and paid in 2007 for unitholders resident in the United States.  The following information is provided for general information only and should not be considered tax or legal advice to any particular existing or potential holder of Trust units.  Unitholders are strongly urged to consult their own tax and legal advisors with respect to their particular circumstances.

Tax Information for Unitholders Resident in Canada

The following information is based on the Trust’s understanding of the Income Tax Act (Canada) and regulations thereunder. T3 Statement of Trust Income Allocations and Designations forms are expected to be available by March 31, 2008.

The following table provides the breakdown of cash distributions declared in 2007 in Canadian dollars.  The stated amounts are on a per-unit basis and reflect the units outstanding when the payments were declared.

	CDN$ Per Unit
Record Date	Payment Date	Actual Amount of Eligible Dividends (taxable)	Other Taxable Income (taxable)	Return of Capital (tax deferred)	Total Distribution Paid
Mar. 30, 2007	Apr. 16, 2007	$ 0.01012	$ 0.62255	$ 0.01733	$ 0.65
Jun. 29, 2007	Jul. 16, 2007	0.01012	0.62255	0.01733	0.65
Sept. 28, 2007	Oct. 15, 2007	0.00934	0.57467	0.01599	0.60
Dec. 31, 2007	Jan. 15, 2008	0.00825	0.50762	0.01413	0.53

The “Actual Amount of Eligible Dividends” amount is dividend income that is taxable to unitholders.  In general, eligible dividends are entitled to a higher gross-up and dividend tax credit, attracting a lower effective income tax rate than non-eligible dividends.  The “Other Taxable Income” amount is the portion of the distributions that is to be included in the taxable income of unitholders. The “Return of Capital” amount of the distributions is not taxable but should be deducted from the adjusted cost base of unitholder’s units of the Trust.  All three amounts will be reported on the T3 Statement of Trust Income Allocations and Designations.

Tax Information for Unitholders Resident in the United States

Distributions paid by the Trust in the 2007 calendar year should be considered foreign-source dividend income under U.S. federal income tax principles, reportable on a Form 1099. Providing that applicable holder-level requirements are met, these distributions should be "qualified dividends," eligible for taxation at reduced rates under U.S. federal income tax legislation.

Distributions paid by the Trust to U.S. unitholders are generally subject to Canadian withholding tax of 15%. U.S. unitholders are advised to seek advice from their tax advisor for the tax treatment of distributions.

Cash distributions in 2007 are reported as follows in U.S. dollars. The stated amounts are on a per-unit basis and reflect the units outstanding when the payments were made.

US$ Per Unit
Record Date	Payment Date	Qualified Dividends (taxable)	Withholding Tax Deducted in Canada
Dec. 29, 2006	Jan. 15, 2007	$ 0.815240	$ 0.122286
Mar. 30, 2007	Apr. 16, 2007	0.563800	0.08457
Jun. 29, 2007	Jul. 16, 2007	0.611250	0.0916875
Sept. 28, 2007	Oct. 15, 2007	0.602230	0.0903345

It is possible that the U.S. dollar amount was different for non-registered or beneficial unitholders receiving their payment from an intermediary or brokerage firm using different exchange rates.

The distribution payable to record holders on December 31, 2007 and paid on January 15, 2008 to unitholders resident in the United States will be reported for the 2008 calendar year.

About Fording

Fording Canadian Coal Trust is an open-ended mutual fund royalty trust. The Trust makes quarterly distributions to unitholders using royalties received from its 60% interest in the metallurgical coal operations of the Elk Valley Coal Partnership. Elk Valley Coal Partnership is the world's second largest exporter of metallurgical coal, supplying high-quality coal products to the international steel industry. The Trust’s shares are traded on the Toronto Stock Exchange under the ticker symbol FDG.UN and on the New York Stock Exchange under the symbol FDG.

For further information contact:

Colin Petryk

Najda Dupanovic

Director, Investor Relations

Administrative Assistant

403-260-9823

403-260-9892

Email: investors@fording.ca

Website: www.fording.ca